

Mail Stop 7010

May 24, 2007

via U.S. mail and facsimile

William Pagano, Chief Executive Officer
Colonial Commercial Corp.
275 Wagaraw Road
Hawthorne, New Jersey   07506

> **RE: Colonial Commercial Corp.**
> **Form 10- K/A for the Fiscal Year Ended December 31, 2006**
> **Filed May 21, 2007**
> **File No. 1-06663**

Dear Mr. Pagano:

We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we have asked you to provide us with information so we may better understand your accounting. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Fiscal Year Ended December 31, 2006

Report of Independent Registered Public Accounting Firm, page F-2

1. We note the audit opinion included in your 2006 Form 10-K/A includes an explanatory paragraph (which was not in the 2006 Form 10-K filed on March 23, 2007) pertaining to the change in accounting for stock-based compensation and

the method of evaluating misstatements to conform to SAB 108. Please tell us
what consideration your auditors gave to dual dating the report.

Financial Statements

Note 1(p) Restatement, page F-11

2. Please explain to us how you determined it was appropriate to utilize the
cumulative effect adjustment outlined in SAB 108 when you filed the Form 10-
K/A to give effect to the restatement rather than restating for all periods
presented. Please also tell us when the error which resulted in the restatement
was first detected and why the restatement was not included in your Form 10-K
for the year ended December 31, 2006, when it was originally filed.

3. You previously used the rollover approach in quantifying the amount of
misstatements in your financial statements before adopting SAB 108. Please tell
us and provide your SAB 99 analysis supporting your conclusion that the
$138,000 impact on income for the year ended December 31, 2004 was not
material. Since you indicate no adjustment was made for taxes, the misstatement
appears to represent approximately 12% of pretax income and 8% of net income.

* * * *

As appropriate, respond to these comments within 10 business days or tell us
when you will provide us with a response. Please furnish a letter that keys your responses
to our comments and provides any requested supplemental information. Detailed
response letters greatly facilitate our review. Please file your response letter on EDGAR.
Please understand that we may have additional comments after reviewing responses to
our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require. Since the company and its management are in possession
of all facts relating to a company's disclosure, they are responsible for the accuracy and
adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their
filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, me at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief